SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 12, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)
Enclosed:
First quarter unaudited financial statements, notes and Management’s Discussion and Analysis to March 31, 2006.
CEO Certification
CFO Certification
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 3, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

FIRST QUARTER REPORT
MARCH 31, 2006
(Prepared in accordance with United States of America generally accepted accounting principles)

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	March 31,	December 31,
	2006	2005
(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$94,243	$101,681
Accounts receivable	8,489	33,350
Inventories	2,281	3,547
Prepaid expenses	6,622	6,353
Other current assets	2,286	3,286

TOTAL CURRENT ASSETS	113,921	148,217

INVESTMENT IN JOINT VENTURE (Note 4)	144,323	139,874
LONG-TERM INVESTMENTS (Note 5)	27,332	18,417
PROPERTY, PLANT AND EQUIPMENT	94,844	85,706
DEFERRED INCOME TAXES	130	171
OTHER ASSETS	4,203	4,394

TOTAL ASSETS	$384,753	$396,779

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$14,134	$20,594

TOTAL CURRENT LIABILITIES	14,134	20,594

LOANS PAYABLE TO RELATED PARTIES (Note 6)	5,088	5,088
DEFERRED INCOME TAXES	353	315
ASSET RETIREMENT OBLIGATIONS	6,124	6,231

TOTAL LIABILITIES	25,699	32,228

MINORITY INTERESTS	7,641	8,928

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Notes 7 and 10)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
316,624,073 (2005 - 315,900,668) common shares	998,067	994,442
ADDITIONAL PAID-IN CAPITAL	31,595	25,174
ACCUMULATED OTHER COMPREHENSIVE INCOME	15,626	6,711
DEFICIT	(693,875)	(670,704)

TOTAL SHAREHOLDERS’ EQUITY	351,413	355,623

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$384,753	$396,779

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended
	March 31,
	2006	2005
(Unaudited)

OPERATING EXPENSES
Exploration	$(26,965)	$(24,405)
General and administrative	(11,032)	(4,787)
Accretion	(102)	(89)
Depreciation	(912)	(413)
Mining property care and maintenance costs	(720)	(852)

OPERATING LOSS	(39,731)	(30,546)

OTHER INCOME (EXPENSES)
Share of income from joint venture	4,460	7,673
Interest income	755	595
Foreign exchange losses	(150)	(569)
Share of loss of significantly influenced investees	—	(239)
Gain on sale of other mineral property rights	2,724	—
Write-down of carrying value of long-term investment	—	(1,438)

LOSS BEFORE TAXES AND OTHER ITEMS	(31,942)	(24,524)
Provision for income taxes	(220)	(56)
Minority interests	1,060	426

NET LOSS FROM CONTINUING OPERATIONS	(31,102)	(24,154)
NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS (Note 2)	7,931	15,673

NET LOSS	$(23,171)	$(8,481)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.10)	$(0.08)
DISCONTINUED OPERATIONS	0.03	0.05

	$(0.07)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’S)	316,280	293,313

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

				Accumulated
	Share Capital		Additional	Other
	Number		Paid-In	Comprehensive
	of Shares	Amount	Capital	Income	Deficit	Total
Balances, December 31, 2005	315,900,668	$994,442	$25,174	$6,711	$(670,704)	$355,623
Net loss	—	—	—	—	(23,171)	(23,171)
Other comprehensive income (unrealized gain on available-for-sale securities)	—	—	—	8,915	—	8,915

Comprehensive loss						(14,256)

Shares issued for:
Exercise of stock options	718,193	3,585	(1,211)	—	—	2,374
Share purchase plan	5,212	40	—	—	—	40
Dilution loss on issuance of shares by a subsidiary	—	—	(313)	—	—	(313)
Stock compensation charged to operations	—	—	7,945	—	—	7,945

Balances, March 31, 2006	316,624,073	$998,067	$31,595	$15,626	$(693,875)	$351,413

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2006	2005
(Unaudited)
OPERATING ACTIVITIES
Net loss from continuing operations	$(31,102)	$(24,154)
Items not involving use of cash
Depreciation	912	413
Stock-based compensation	7,945	1,516
Accretion expense	102	89
Unrealized foreign exchange loss	307	513
Share of income from joint venture	(4,460)	(7,673)
Share of loss of significantly influenced investees	—	239
Write-down of carrying value of long-term investments	—	1,438
Gain on sale of other mineral property rights	(2,724)	—
Deferred income taxes	79	(4)
Minority interests	(1,060)	(426)
Net change in non-cash operating working capital items (Note 8 (b))	(6,171)	(5,058)

Cash used in operating activities of continuing operations	(36,172)	(33,107)
Cash provided by operating activities of discontinued operations	—	2,592

Cash used in operating activities	(36,172)	(30,515)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	34,500	15,000
Proceeds from sale of other mineral property rights	2,724	—
Expenditures on property, plant and equipment	(10,259)	(3,132)
Proceeds from other assets	127	124
Other	(530)	(2,077)

Cash provided by investing activities of continuing operations	26,562	9,915
Cash used in investing activities of discontinued operations	—	(502)

Cash provided by investing activities	26,562	9,413

FINANCING ACTIVITIES
Issue of share capital	2,414	935

Cash provided by financing activities of continuing operations	2,414	935
Cash used in financing activities of discontinued operations	—	(37)

Cash provided by financing activities	2,414	898

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(242)	(508)

NET CASH OUTFLOW	(7,438)	(20,712)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	101,681	112,478

CASH AND CASH EQUIVALENTS, END OF PERIOD	$94,243	$91,766

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$26,203	$21,121
Short-term money market instruments	68,040	70,645

	$94,243	$91,766

Supplementary cash flow information (Note 8)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
1.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2005, except that on January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. The adoption of SFAS No. 123 (R) did not have an impact on the Company’s consolidated financial position and results of operations (Note 7). In the case of Ivanhoe Mines Ltd. (the “Company”), U.S. GAAP differs in certain respects from accounting principles generally accepted in Canada (“Canadian GAAP”) as explained in Note 9.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the Company’s audited financial statements for the year ended December 31, 2005.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2006 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2006, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

For purposes of these consolidated financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
2.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines disposed of the Savage River Iron Ore Project (the “Project”). This decision was part of the plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia.

Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on the annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

In 2005, Ivanhoe Mines received the first initial payment of $15.0 million and the second initial payment of $6.5 million was received on January 31, 2006.

On March 31, 2006, Ivanhoe Mines received its first contingent annual payment of $28.0 million with an additional $0.2 million adjustment received in April 2006. This $28.2 million payment was based on 2.2 million tonnes of iron ore sold during the twelve month period ended March 31, 2006 and the escalating price formula.

To date, Ivanhoe Mines has received $49.7 million in proceeds from the sale of the Project.

The following table presents summarized financial information related to discontinued operations:

	Three months ended
	March 31,
	2006	2005(1)
REVENUE	$—	$18,031
COST OF OPERATIONS	—	(11,965)

OPERATING PROFIT	—	6,066
EXPENSES
General and administrative	—	(4)
Interest expense	—	(203)

INCOME BEFORE THE FOLLOWING	—	5,859
Interest income	—	16
Foreign exchange loss	—	(285)
Other expense	—	(191)

INCOME BEFORE INCOME TAXES	—	5,399
Recovery of income taxes	—	7

NET INCOME	—	5,406
Contingent Income	7,931	—
Gain on sale of ABM	—	10,267

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	$7,931	$15,673

(1)	Net income for the three month period ended March 31, 2005, includes only two months of results for the Project as it was sold on February 28, 2005.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at March 31, 2006 included Jinshan’s and Asia Gold’s cash and cash equivalents balances of $11.4 million and $1.8 million, respectively (December 31, 2005: $15.4 million and $3.1 million), which were not available for Ivanhoe Mines’ general corporate purposes.

4.	INVESTMENT IN JOINT VENTURE

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method.

The following tables summarize Ivanhoe Mines’ 50% share of the financial position of JVCo as at March 31, 2006 and December 31, 2005 and its share of the results of operations for the three months ended March 31, 2006 and 2005.

	March 31,	December 31,
	2006	2005
Cash and cash equivalents	$26,297	$22,843
Accounts receivable	12,639	11,364
Inventories	14,840	16,754
Prepaid expenses	1,333	1,558
Property, plant and equipment	127,263	128,405
Deferred income tax assets	432	432
Other assets	1,593	1,585
Accounts payable and accrued liabilities	(11,850)	(14,784)
Deferred income tax liabilities	(11,295)	(11,321)
Other liabilities	(16,929)	(16,962)

Share of Net Assets of JVCo	$144,323	$139,874

	Three months ended March 31,
	2006	2005
Revenue	$11,036	$15,144
Cost of operations	(6,222)	(4,057)
Depreciation and depletion	(1,243)	(1,631)

Operating profit	3,571	9,456
Other income / (expense)	889	(1,783)

Share of Income of JVCo	$4,460	$7,673

Cash flows
From operating activities	$7,225	$12,006
For investing activities	(3,771)	(4,561)
For financing activities	—	(3,750)

	$3,454	$3,695

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
5.	LONG-TERM INVESTMENTS

	March 31, 2006				December 31, 2005
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investments “available-for-sale”:
Intec Ltd.	12.5%	$1,446	$649	$2,095	12.5%	$1,446	$1,331	$2,777
Entrée Gold Inc.	14.8%	10,157	14,757	24,914	15.0%	10,157	5,380	15,537
Asia Now Resources Corp.	2.1%	103	220	323	3.1%	103	—	103

		$11,706	$15,626	$27,332		$11,706	$6,711	$18,417

6.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,055,000 from the sale of the Savage River Project. At March 31, 2006, proceeds received from the sale of the Project totaled $49.7 million (Note 2).

7.	SHARE CAPITAL
(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”). This plan authorizes the Board of Directors of the Company to grant options, which vest over a period of years, to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”.

Under SFAS No. 123 (R), the value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of our stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, our recorded stock-based compensation expense could have been materially different from that reported.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7. SHARE CAPITAL (CONTINUED)
The weighted average grant-date fair value of stock options granted during three months ended March 31, 2006 and 2005 was Cdn$4.69 and Cdn$4.88, respectively. The fair value of these options was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three months ended March 31,
	2006	2005
Risk-free interest rate	4.10%	3.86%
Expected life	3.5 years	5.0 years
Expected volatility	49%	62%
Expected dividends	$Nil	$Nil
A summary of stock option activity and information concerning options available for grant under the Company’s Equity Incentive Plan, options outstanding, and exercisable options at March 31, 2006 is as follows:

	Options Outstanding
	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price
			(Expressed in
			Canadian dollars)

Balances, December 31, 2005	8,305,936	7,416,700	$7.27
Options granted	(6,685,000)	6,685,000	9.73
Options exercised	—	(744,800)	3.99
Options cancelled	20,000	(20,000)	3.25
Shares issued under share purchase plan	(5,212)	—	—

Balances, March 31, 2006	1,635,724	13,336,900	$8.69

At March 31, 2006, the U.S. dollar equivalent of the weighted average exercise price was $7.44.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
7.	SHARE CAPITAL (CONTINUED)
The following table summarizes information about stock options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise Price	Number	Exercise Price
Prices	Outstanding	Life (in years)	Per Share	Exercisable	Per Share
(Expressed in			(Expressed in		(Expressed in
Canadian			Canadian		Canadian
dollars)			dollars)		dollars)
$1.20 to $3.50	1,424,600	1.39	$2.76	1,087,700	$2.60
$3.51 to $6.75	293,500	2.42	6.75	181,500	6.75
$6.76 to $7.69	943,800	3.00	7.44	511,666	7.40
$7.70 to $8.20	1,350,000	6.73	7.89	792,000	7.83
$8.21 to $8.99	1,140,000	3.84	8.62	305,000	8.63
$9.00 to $10.51	7,185,000	6.78	9.72	1,486,000	9.74
$10.52 to $12.70	1,000,000	7.59	12.70	750,000	12.70

	13,336,900	5.65	$8.69	5,113,866	$7.95

As of March 31, 2006, there was $27.8 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.9 years.

The Company granted 250,000 options during the quarter for which the measurement date had not yet occurred at March 31, 2006. Compensation cost related to these options will commence being recorded during the second quarter.

(b)	Share Purchase Warrants

At March 31, 2006, the Company had 5,760,000 share purchase warrants outstanding that were issued in 2004. These warrants entitle the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share.
8.	SUPPLEMENTARY CASH FLOW INFORMATION
     (a)

	Three Months Ended March 31,
	2006	2005

Income taxes paid	$145	$24

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
8.	SUPPLEMENTARY CASH FLOW INFORMATION (CONTINUED)
(b)	Net change in non-cash operating working capital items:

	Three Months Ended March 31,
	2006	2005

(Increase) decrease in:
Accounts receivable	$(1,708)	$857
Inventories	1,266	352
Prepaid expenses	(269)	(498)
Other current assets	1,000	(23)
Increase in:
Accounts payable and accrued liabilities	(6,460)	(5,746)

	$(6,171)	$(5,058)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.

Consolidated Balance Sheets

	March 31,	December 31,
	2006	2005
Total assets in accordance with U.S. GAAP	$384,753	$396,779
Reverse equity accounting for investment in joint venture (a)	40,074	43,067
Reversal of amortization of other mineral property interests (b)	6,329	6,329
Adjustment to carrying value of long-term investments (c)	—	(6,711)

Total assets in accordance with Canadian GAAP	$431,156	$439,464

Total liabilities in accordance with U.S. GAAP	$25,699	$32,228
Reverse equity accounting for investment in joint venture (a)	40,074	43,067
Income tax effect of U.S. GAAP adjustments for:
Reversal of amortization of other mineral property interests (b)	882	882

Total liabilities in accordance with Canadian GAAP	$66,655	$76,177

Total minority interests in accordance with U.S. and Canadian GAAP	$7,641	$8,928

Total shareholders’ equity in accordance with U.S. GAAP	$351,413	$355,623
Decrease in the deficit for:
Reversal of amortization of other mineral property interests (b)	5,447	5,447
Other comprehensive income (c)	—	(6,711)

Total shareholders’ equity in accordance with Canadian GAAP	$356,860	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations (in thousands, except for share and per share amounts)

	Three months ended March 31,
	2006	2005
Net (loss) from continuing operations in accordance with U.S. GAAP	$(31,102)	$(24,154)
Dilution loss on issuance of shares by a subsidiary (d)	(313)	—

Net (loss) from continuing operations in accordance with Canadian GAAP	$(31,415)	$(24,154)

Net income from discontinued operations in accordance with U.S. GAAP	$7,931	$15,673
Gain on sale of Savage River Project (e)	—	(10,267)

Net income from discontinued operations in accordance with Canadian GAAP	$7,931	$5,406

Net (loss) in accordance with Canadian GAAP	$(23,484)	$(18,748)

Weighted-average number of shares outstanding under Canadian GAAP (in thousands)	316,280	293,313

Basic and diluted (loss) earnings per share in accordance with Canadian GAAP from:
Continuing operations	$(0.10)	$(0.08)
Discontinued operations	0.03	0.01

	$(0.07)	$(0.07)

Under Canadian GAAP, the components of shareholders’ equity would be as follows:

	March 31,	December 31,
	2006	2005
Share capital	$1,002,997	$999,372
Additional paid-in capital	24,686	17,952
Accumulated other comprehensive income (c)	15,626	—
Deficit	(686,449)	(662,965)

	$356,860	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

	Three months ended March 31,
	2006	2005
Cash used in operating activities in accordance with U.S. GAAP	$(36,172)	$(30,515)
Reverse equity accounting for investment in joint venture (a)	7,225	12,006

Cash used in operating activities in accordance with Canadian GAAP	(28,947)	(18,509)

Cash (used in) provided by investing activities in accordance with U.S. GAAP	26,562	9,413
Reverse equity accounting for investment in joint venture (a)	(3,771)	(4,561)

Cash (used in) provided by investing activities in accordance with Canadian GAAP	22,791	4,852

Cash provided by (used in) financing activities in accordance with U.S. GAAP	2,414	898
Reverse equity accounting for investment in joint venture (a)	—	(3,750)

Cash provided by financing activities in accordance with Canadian GAAP	2,414	(2,852)

Effect of exchange rate changes on cash	(242)	(508)

Net cash inflow in accordance with Canadian GAAP	(3,984)	(17,017)
Cash, beginning of year in accordance with Canadian GAAP	124,524	122,577

Cash, end of year in accordance with Canadian GAAP	$120,540	$105,560

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(a)	Investment in Joint Venture

Under U.S. GAAP, Ivanhoe Mines has accounted for its joint venture interest in JVCo (Note 4) using the equity method. Under Canadian GAAP, interests in joint ventures are accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of the Ivanhoe Mines’ investment and its share of equity of JVCo is eliminated and replaced with Ivanhoe Mines’ proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses which is included in the corresponding line items of Ivanhoe Mines financial statements. All intercompany balances and transactions would be eliminated. Note 4 discloses the asset, liabilities, revenues and expenses of JVCo that would have been included in the corresponding line items on Ivanhoe Mines’ financial statements had Canadian GAAP been applied.

(b)	Other mineral property interests

Under U.S. GAAP, where mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, Whether Mining Rights are Tangible or Intangible Assets, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,329,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP has been reversed.

(c)	Financial Instruments

On January 1, 2006, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value (Note 5). The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost less provisions for impairment under Canadian GAAP. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available-for-sale securities of $6,711,000 at January 1, 2006. Available-for-sale securities generated a comprehensive income of $8,915,000 under both Canadian and U.S. GAAP for the quarter ended March 31, 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
(Unaudited)
9.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(d)	Dilution gain on investment in subsidiary

Under U.S. GAAP the $0.3 million dilution loss on investment in a subsidiary was accounted for as part of additional paid-in capital. Under Canadian GAAP, the dilution loss has been included in the net loss for the three months ended March 31, 2006.

(e)	Gain on Sale of ABM

Under U.S. GAAP, the net book value of ABM when it was sold in February 2005 was $11.2 million, whereas under Canadian GAAP the carrying value was $30.9 million. At March 31, 2005, total proceeds from the sale were $21.5 million. Therefore, under Canadian GAAP a balance of $9.4 million was included on the balance sheet as deferred consideration receivable, whereas under U.S. GAAP a gain on sale of $10.3 million was recognized.

(f)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the three month periods ended March 31, 2006 and 2005.
10.	SUBSEQUENT EVENTS
(a)	In April 2006, Ivanhoe Mines completed a $167.2 million (Cdn$189.1 million) financing that consisted of 18.4 million common shares at a price of $9.08 per share (Cdn$10.28).

(b)	In April 2006, Ivanhoe Mines received the final $2.0 million loan repayment from Lepanto Consolidated Mining Company. This loan receivable was included in other current assets at March 31, 2006.

(c)	In April 2006, Ivanhoe Mines acquired 8,312,142 units of Redox Diamonds Ltd. (“Redox”) at a cost of $1.5 million (Cdn$ 1.7 million). Each unit consists of one Redox common share and one share option exercisable until April 5, 2008 to purchase an additional Redox common share at a price of Cdn$0.30 per share. Ivanhoe Mines’ investment represents 15% of the issued and outstanding share capital of Redox.

(d)	In April 2006, Ivanhoe Mines announced that it had reached an agreement in principle for Asia Gold Corp. (“Asia Gold”) (currently 47% owned by Ivanhoe Mines) to acquire Ivanhoe Mines’ Coal Division in exchange for 82,576,383 common shares of Asia Gold. The proposed transaction will result in Ivanhoe Mines owning approximately 91.4% of the issued and outstanding common shares of Asia Gold and 88.8% on a fully diluted basis. As part of the transaction, Ivanhoe Mines has agreed to extend an interim working line of credit to Asia Gold of up to US$10 million. The transaction is subject to the signing of a definitive agreement, approval of Asia Gold’s shareholders, approval from the TSX Venture Exchange and fulfillment of all other applicable regulatory and stock exchange requirements.

IVANHOE MINES LTD.

1	Interim Report For the three months ended March 31, 2006	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At May 12, 2006 the Company had 335.2 million common shares issued and outstanding and warrants and stock options exercisable for 13.1 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, BC, Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
HIGHLIGHTS
Ivanhoe Mines is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”). Consistent with exploration projects, exploration costs are charged to operations in the period incurred and as a result often constitute the bulk of the Company’s operation loss for that period.
Results of Operations – The Company recorded a net loss of $23.2 million (or $0.07 per share) for the first quarter of 2006 compared to a net loss of $8.5 million (or $0.03 per share) in Q1’05. The increase in the loss from 2005 to 2006 is primarily due to a $3.2 million decrease in income from our joint venture, a $7.7 million decrease in income from the sale of discontinued operations and a $6.4 million increase in stock compensation expense.
Oyu Tolgoi Project -
Integrated Development Plan - During the quarter, the construction of the headframe, hoisting plant, associated infrastructure and pre-sinking excavation for Shaft #1, a 6.7-metre-diameter exploration shaft, was completed. This infrastructure will allow the Company to access the deep potential of the Hugo North deposit as it moves forward in the development of the Oyu Tolgoi Project.
Mine planning update – Recent drilling and mine planning initiatives suggest that alternative approaches to the mine schedule may yield higher returns and/or lower the risk associated with the initial mine’s Integrated Development Plan (“IDP”). Studies are ongoing into applying a sub-level-cave mining method to a high-grade zone located in the shallowest part of the southern end of the Hugo North deposit and analyzing the possibility of starting underground mining earlier than previously contemplated. Under the scenario being analyzed, future production from this shallow zone would reach an estimated 15,000 tonnes per day in the third year of the project life and would extend for a minimum period of five years until the large deep block-cave begins on the Hugo North deposit.

Additional studies planned for later this year will focus on increasing the open pit life, ultimate underground production and milling throughput tonnages beyond the 140,000 tonnes per day reported in the IDP. Management anticipates that production from an estimated 29-year mining life in the open pit, coupled with block-caving operations at Hugo North and Hugo South, could ultimately increase mill throughput into the 200,000 to 250,000 tonnes per day range.
Reserve and resource estimates - During the quarter, the Company announced reserve estimates for the open-pit southern part of the Oyu Tolgoi Project and provided an updated resource estimate, which incorporated drilling results from the Ivanhoe-Entrée property up to January 13, 2006.
Stability Agreement - In March 2006, a delegation of Ivanhoe Mines’ senior management met with leaders and senior officials of the Government of Mongolia and presented a series of investment-related initiatives aimed at facilitating the completion of the Special Stability Agreement. The meetings coincided with a series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of a stability agreement with Ivanhoe Mines and to maintaining a positive environment for foreign investment.
Based on these developments, Ivanhoe Mines’ senior management is optimistic that the Special Stability Agreement can be concluded successfully within a timeframe that will not unduly delay the development of the Oyu Tolgoi Project.
Other Projects
Myanmar: S&K Mine. The Monywa Copper Project began a planned, annual two-and-a-half week service shut down on February 24, 2006. This was expected to be a routine interruption in production to permit changes to be made to the SX-EW cathode copper plant and to complete work to improve the efficiency of the use of reagents. Around the same time, Myanmar experienced a temporary shortage of diesel fuel, which lasted three weeks. MICCL also experienced a delay in the receipt of approvals needed to receive and transport production chemicals to the Monywa mine. As a result, MICCL extended the service shutdown period an additional two-and-a-half weeks. The mine resumed normal operations on April 2, 2006.
In Q1 ’06, the Company maintained a dialogue with the Myanmar tax authorities regarding the applicability of the commercial tax.
The Company has entered into a memorandum of understanding (“MOU”) with a consortium of three large established South Korean companies regarding the possible sale of a 25% net property interest in the S&K Mine for approximately $120 million.
Kazakhstan: Bakyrchik Project. The rise in the gold price, from $520 per ounce at the beginning of 2006 to $715 per ounce currently, has the potential to significantly improve the economics of this project. In Q1’06, discussions were held between representatives from the Company and various Kazakhstan government authorities on the current status and future prospects of the Bakyrchik Project. Ivanhoe Mines reached a satisfactory agreement with the Kazakhstan government authorities in Q1’06, extending the Project exploration licences for five years. The Company has received a similar five-year extension for its investment commitment for the project which, subject to the finalization of certain documentation, may allow the Company to advance the project to commercial production following an aggressive schedule.
Sale of Savage River – In Q1’06 the Company received a total of $34.7 million, which included $6.7 million representing principal and accrued interest repayment of the final tranche of the $21.5 million guaranteed cash payments, as well as $28.0 million representing the first contingent annual payment.
Jinshan - On April 24, 2006, Jinshan Gold Mines Inc. announced the completion of the final feasibility study for its Project 217 open-pit gold mine in Inner Mongolia, China. The study indicates that the mine would be capable of producing approximately 117,000 ounces of gold per year for an initial mine life of approximately 9 years at an average cash cost of approximately $253 per ounce. The feasibility study estimates total Proven and Probable open-pit reserves at 66.7 million tonnes averaging 0.75 grams per tonne gold, containing approximately 1.2 million ounces of recovered gold. The study was prepared by KD Engineering of Tucson, Arizona, pursuant to Canada’s National Instrument 43-101.
Mongolia Coal – In Q1’06, the Company also announced the results of an updated resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. Total coal resources contained in two separate fields, the South-East Field and the West Field, were estimated at 124.0 million tonnes of Measured plus Indicated resources (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources) and an additional Inferred resource of approximately 33.8 million tonnes.
On April 26, 2006, the Company announced its plans to transfer its Mongolian coal division into Asia Gold in exchange for approximately 82.6 million common shares of Asia Gold. The transaction, once completed, will result in Ivanhoe Mines owning approximately 91.4% of the issued and outstanding common shares of Asia Gold. As part of the transaction, Ivanhoe Mines has agreed to extend an interim working line of credit to Asia Gold of $10 million. The transaction is subject to the signing of a definitive agreement, regulatory approvals and the approval of Asia Gold’s minority shareholders.
Financings – On April 25, 2006, Ivanhoe Mines completed a financing that consisted of 18.4 million common shares at a price of $9.08 per common share (Cdn$10.28), representing an aggregate amount of $167.2 million (Cdn$189.2 million).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
INTRODUCTION
This discussion and analysis of the financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2006, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2005. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). Differences between Canadian and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 9. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd, together with its subsidiaries and joint ventures. The effective date of this MD&A is May 12, 2006.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, other than statements of historical fact relating to Ivanhoe Mines, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, proposed acquisitions and dispositions of assets, discussions with third parties respecting material agreements, participation in projects and financing, the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for a stability agreement in respect of the Oyu Tolgoi Project , the likelihood and potential impact of proposed amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, the estimated cost of bringing the Oyu Tolgoi Project into commercial production, anticipated future production and cash flows, target milling rates, the outcome of Ivanhoe Mines’ discussions with its joint venture partner in the Monywa Copper Project and with certain governmental authorities in Myanmar aimed at resolving impediments to the ongoing operation and potential expansion of the project, the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
CORPORATE STRATEGY & OUTLOOK
Ivanhoe Mines is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”).
Development of the Oyu Tolgoi Project - Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In Q1’06, the Company devoted most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project, while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. The Company is also assessing the extent, value and development potential of the strategically located coal resources recently discovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.
Stability Agreement – Since 2005, discussions have been ongoing with the government of Mongolia regarding the finalization and approval of the Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. Intensive negotiations were undertaken by the Company in late 2003 and early 2004 with a working group designated by the Government of Mongolia which culminated in a comprehensive draft Special Stability Agreement. The draft Special Stability Agreement has been under review by the Government of Mongolia since that time.
Finalization of the Special Stability Agreement has taken much longer than expected to complete. Progress has been hampered by changes in government since the most recent election in the summer of 2005. These successive changes in government have necessarily involved changes to the government personnel involved in the Special Stability Agreement negotiations, resulting in further delays.
In March 2006, a delegation of Ivanhoe Mines’ senior management met with leaders and senior officials of the Government of Mongolia and presented a series of investment-related initiatives aimed at facilitating the completion of the Special Stability Agreement. The meetings coincided with a series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of a stability agreement with Ivanhoe Mines and to maintaining a positive environment for foreign investment.
The Mongolian Government also announced that its cabinet had instructed the Minister of Finance and the Minister of Industry and Trade to form a new working group to conclude the negotiations with Ivanhoe Mines on the Special Stability Agreement and to negotiate a parallel agreement to give effect to the new investment-related initiatives proposed by Ivanhoe Mines. This parallel agreement is expected to address, among other things, such matters as the employment, skills-training and minimum wages of Mongolians on the Oyu Tolgoi Project, the provision of interim power supply and the production of long-term electrical power generation in the South Gobi region and possible development of downstream smelting and refining facilities in Mongolia. This new working group will also be responsible for working with Ivanhoe Mines to facilitate

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
opportunities for a broad spectrum of Mongolian citizens to invest in Ivanhoe Mines and thus own an interest in the Oyu Tolgoi Project.
Based on these developments, Ivanhoe Mines’ senior management is optimistic that the Special Stability Agreement can be concluded successfully within a timeframe that will not unduly delay the development of the Oyu Tolgoi Project. However, Ivanhoe Mines cannot predict how long it will take for the new working group to be formed or for its members to familiarize themselves with those aspects of the Special Stability Agreement that remain to be finalized. Proposed changes to Mongolian tax and minerals legislation may also affect how quickly the discussions in respect of the Special Stability Agreement can be finalized. Accordingly, there can be no assurance that a stability agreement containing all of the terms sought by Ivanhoe Mines can be obtained in the foreseeable future, or at all.
Various public statements were made in Q4’05 and Q1’06 by members of the Mongolian Government and Parliament about proposed changes to tax and minerals legislation and the potential resulting impact on the ownership of mineral rights and licenses in Mongolia. Certain of those announcements created some confusion among the media, international capital markets and members of the mining industry about the potential ramifications of the proposed legislative changes.
Ivanhoe Mines believes that it is too early to speculate on what laws, if any, the Government of Mongolia and Parliament may eventually seek to amend or modify. Ivanhoe Mines welcomes the ongoing public assurances by the Government that a positive environment for foreign investment will be maintained in Mongolia and that international mining companies will continue to play an important role in the development of the country’s natural resources and its free-market economy. Irrespective of any proposed changes to tax and minerals legislation that may brought forward, the Company expects to continue to work closely with the Government in the formulation of its development plans for the Oyu Tolgoi Project – a project that is expected to bring enormous economic benefits to the people of Mongolia and the Company’s shareholders.
Financing alternatives — The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties. The Company has engaged CIBC World Markets and BMO Nesbitt Burns to assist in this process.
During the quarter, the Company entered into advanced discussions with major international mining companies capable of financing and developing the project. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
In April 2006, the Company announced its intention to separate its coal assets from its core copper and gold assets with a view to creating a separate, self-financing coal company (See Review of Operations — Exploration — Mongolian Coal Projects). The Company is investigating possibilities to obtain outside financing to develop these coal assets.
Asset rationalization - The Company is continuing to explore opportunities to rationalize non-core assets through potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. In 2005, the Company signed an MOU with three large established Korean corporations with the intent to sell a significant portion of the Company’s interest in the S&K Mine. The MOU, which is non-binding, is subject to completion of due diligence, currently ongoing, and various approvals, including approval from Myanmar governmental authorities. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.
Liquidity and future funding requirements - The bulk of the Company’s expenditures are of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. Ivanhoe Mines’ cash resources are considered sufficient to maintain the Company’s minimum level of activities for the next two years. On April 25, 2006, Ivanhoe Mines completed a financing that consisted of 18.4 million common shares at a price of $9.08 per common share (Cdn$10.28), representing an aggregate amount of $167.2 million (Cdn$189.2 million). The net proceeds of the offering are intended to be used to further the development of various Mongolian projects, including the Oyu Tolgoi Project.
Following completion of an open-pit reserve estimate in respect of the Southern Oyu deposits on February 1, 2006, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. As well, the Company is pursuing a number of initiatives that, if consummated, would raise capital. However, there can be no assurance that the Company will be able to obtain project financing or otherwise raise capital before its existing cash resources are expended. See “Cash Resources and Liquidity.”
Since its inception, the Company has relied on capital markets (and in particular equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured — to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.
SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information)

	Quarter ended March 31,
	2006	2005
Exploration expenses	(27.0)	(24.4)
General and administrative costs	(11.0)	(4.8)
Share of income from Joint venture	4.5	7.7
Foreign exchange losses	(0.2)	(0.6)
Net (loss) from continuing operations	(31.1)	(24.2)
Net income from discontinued operations	7.9	15.7
Net (loss)	(23.2)	(8.5)
Net (loss) income per share
Continuing operations	($0.10)	($0.08)
Discontinued operations	$0.03	$0.05
Total assets	384.8	322.2

Joint venture operations
Copper cathode — 50% share
Units sold — tonnes	1,926	4,670
Units produced — tonnes	1,643	4,802

Average sale price
Copper cathode — US$/pound	$2.72	$1.60

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SELECTED QUARTERLY DATA
(Expressed in millions of U.S. dollars, except per share amounts)

	Quarter ended
	Mar 31	Dec 31	Sept 30	Jun 30
	2006	2005	2005	2005

Exploration expenses	(27.0)	(40.1)	(28.9)	(33.8)
General and administrative	(11.0)	(5.8)	(7.3)	(5.9)
Share of income from joint venture	4.5	(0.5)	8.0	7.8
(Loss) gain on foreign exchange	(0.2)	(0.4)	7.1	1.7
Net (loss) from continuing operations	(31.1)	(49.8)	(20.6)	(31.1)
Net income from discontinued operations	7.9	7.9	6.4	5.9
Net (loss)	(23.2)	(41.8)	(14.3)	(25.2)
Net (loss) income per share
Continuing operation	(0.10)	(0.16)	(0.07)	(0.10)
Discontinued operations	0.03	0.03	0.02	0.02

Total	(0.07)	(0.13)	(0.05)	(0.08)

	Mar 31	Dec 31	Sept 30	Jun 30
	2005	2004	2004	2004

Exploration expenses	(24.4)	(24.2)	(28.5)	(24.8)
General and administrative	(4.8)	(6.2)	(6.0)	(4.8)
Share of income from joint venture	7.7	6.5	4.6	6.1
(Loss) gain on foreign exchange	(0.6)	3.5	4.2	(1.4)
Net (loss) from continuing operations	(24.2)	(26.6)	(25.5)	(23.1)
Net income from discontinued operations	15.7	9.5	0.7	2.2
Net (loss)	(8.5)	(17.1)	(24.8)	(21.0)
Net (loss) income per share
Continuing operation	(0.08)	(0.08)	(0.09)	(0.09)
Discontinued operations	0.05	0.03	0.00	0.01

Total	(0.03)	(0.05)	(0.09)	(0.08)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
REVIEW OF OPERATIONS
A) EXPLORATION
Total exploration and development expenditures capitalized in Q1’06 totalled approximately $10.3 million, compared to $2.3 million in Q1’05. In Q1’06, $8.4 million was spent on capital expenditures in Mongolia and $1.6 million was spent on Jinshan’s 217 Project.
In Q1’06, Ivanhoe Mines expensed $27.0 million in exploration and development activities, compared to $24.4 million in Q1’05. The majority of the $27.0 million was spent on Ivanhoe Mines’ Mongolian properties ($22.6 million compared to $21.2 million in Q1’05). Approximately $17.0 million (75%) of the $22.6 million was spent on the Oyu Tolgoi Project and various coal exploration activities in the south Gobi region of Mongolia. The remaining 25% was mainly spent on the Kharmagtai project, regional reconnaissance, licence holding fees and general, in-country administrative charges.
At March 31, 2006, Ivanhoe Mines held four mining licences at the Oyu Tolgoi Project totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a company 47%-owned by the Company, interests in Mongolian exploration licences covering approximately 13.4 million hectares.
     a) Oyu Tolgoi Project, Mongolia
i) Oyu Tolgoi Exploration.
Drilling program – In Q1’06, the bulk of Ivanhoe Mines’ drilling efforts were focused on testing the Hugo Far North’s mineralized northern extension on the Ivanhoe-Entrée Joint-Venture property. At the end of Q1’06, a total of six drill rigs were performing geotechnical, sterilization and resource delineation drilling.
Reserve estimate – On January 30, 2006, the Company announced reserve estimates for the open-pit southern part of the Oyu Tolgoi Project. The reserves, prepared by independent engineering consultants GRD Minproc Limited (“Minproc”), were valued using $400 per ounce for gold and $1.00 per pound for copper. At March 31, 2006, metal prices were $582 per ounce for gold and $2.51 per pound for copper.
Mineral Reserves* - Southern Oyu Open pits, Oyu Tolgoi – January, 2006

						Recovered	Recovered
	Tonnes				CuEq	Copper	Gold
	of Ore	NSR	Copper	Gold	Grade	(Billion	(Million
Class	(Million)	($/Tonne)	(%)	(gpt)	(%)	pounds)	ounces)

Proven	127	15.91	0.58	0.93	1.18	1.5	2.8

Probable	803	7.96	0.48	0.27	0.66	7.4	4.8

Total	930	9.05	0.50	0.36	0.73	8.9	7.6

*	Reserves estimated using metal prices of $400/oz and $1.00/pound copper and block value of NSR cut-off grades of $3.54/tonne for Southwest Oyu and $3.39/tonne for Central Oyu.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The Minproc study drew on the work included in the Oyu Tolgoi IDP released at the end of Q3’05 and only considered mineral resources in the Measured and Indicated categories. Comparison of the reserves estimated by the Minproc study to total tonnes in the resource model indicates that at the reserve cut-off grade 100% of Measured resource tonnages have been converted to Proven Mineral reserves. The average conversion ratios from the resource model to the Minproc reserve estimates are as follows: tonnages 55%; recovered copper metal 64%; and recovered gold 70%.
Resource estimate – On February 1, 2006, the Company released an updated resource estimate, which incorporated drilling results from the Ivanhoe-Entrée property up to January 13, 2006.
At February 1, 2006, total mineral resources for the Oyu Tolgoi Project were as follows:

					CuEq(1)	Contained	Contained
				CuEq(1)	cut-off	copper	Gold
	Tonnes	Copper	Gold	Grade	grade	(Billion	(Million
Deposit and Class	(Million)	(%)	(gpt)	(%)	(%)	pounds)	ounces)

Southern Oyu deposits

Measured	101.6	0.64%	1.10	1.34%	0.60%	1.4	3.6

Indicated	465.6	0.62%	0.43	0.89%	0.60%	6.4	6.4

Measured + Indicated	567.2	0.62%	0.55	0.97%	0.60%	7.8	10.0

Inferred (2)	88.5	0.47%	0.41	0.73%	0.60%	0.9	1.2

Hugo Dummett deposits

Indicated	581.3	1.91%	0.41	2.17%	0.60%	24.4	7.6

Inferred	1,162.0	1.08%	0.23	1.24%	0.60%	27.8	8.7

Total Oyu Tolgoi Project

Measured	101.6	0.64%	1.10	1.34%	0.60%	1.4	3.6

Indicated	1,046.9	1.34%	0.42	1.60%	0.60%	30.8	14.0

Measured + Indicated	1,148.5	1.27%	0.48	1.58%	0.60%	32.2	17.7

Inferred (2)	1,250.5	1.04%	0.24	1.20%	0.60%	28.8	9.9

(1)	CuEq has been calculated using assumed metal prices ($0.80/pound for copper and $350/ounce gold); %CuEq.= % Cu + Au (gpt) x (11.25/17.64).

(2)	Resources classified as Inferred are separate and in addition to resources classified as Measured or Indicated.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
In addition, mineral resources from the Ivanhoe/Entrée Shivee Tolgoi property were as follows at January 13, 2006:

				CuEq(1)	CuEq(1)
	Tonnes	Copper	Gold	Grade	cut-off
Deposit and Class	(Million)	(%)	(gpt)	(%)	grade (%)

Ivanhoe/Entrée Shivee Tolgoi property

Inferred	190.2	1.57%	0.53	1.91%	0.60%

(1)	CuEq has been calculated using assumed metal prices ($0.80/pound for copper and $350/ounces gold); %CuEq.= % Cu + Au (gpt) x (11.25/17.64).
See “Cautionary Language Regarding Reserves and Resources” at the end of the MD&A.
ii) Oyu Tolgoi Integrated Development Plan
Mine Planning Update – The IDP, a report released on September 29, 2005 by the Company, was based on mineral resources as of March 2005 (a copy of the IDP’s executive summary is available from the Company’s website at www.ivanhoe-mines.com). Drilling and additional mine-planning initiatives over the last 12 months suggest alternative approaches to the mine schedule that may yield higher returns and/or a lowering of risk associated with the IDP mine plan. Studies commenced in January 2006 to update the IDP mine plan and are expected to be completed in the latter half of 2006. The Company is considering an opportunity to mine, earlier than previously anticipated, a high-grade zone at the shallowest part of the southern end of Hugo North Deposit using a Sub-Level-Cave mining method. This mining would be carried out in parallel with the deeper development work for the block-cave mine. Access to the ore zone would be by a 1.3-kilometre drift development from Shaft #1 at an elevation as much as 300 metres shallower than envisaged by the IDP for the “Characterization” drift. This Characterization is required to prove that block caving is a suitable method to mine the Hugo North Deposit. This drifting may allow the feasibility study for the block caving of Hugo North to be completed as much as one year earlier than previously anticipated.
Mining from this zone is targeted at a rate in excess of 15,000 tonnes per day (“tpd”) during the third year of the project life and, while it is envisaged to continue for a period of more than five years until the large, deep block cave begins producing, its life may be extended. This targeted mining zone is closest to Shaft #1 and the infrastructure required for long-term mining at the deeper block-caving operations, and should not require a duplication of infrastructure. This early mining will provide an opportunity to train mining crews. It will also permit Ivanhoe Mines to gather geotechnical data, undertake orebody characterization and evaluate different drawpoint designs and layouts. This knowledge and experience, when applied to the block-cave mine, will reduce the mining/technical risks from those associated with a caving operation without the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
early-mining scenario. This early-mining option may offer an opportunity to increase the ore column height for the block-caving operation, allowing the full height to be mined in a single lift and at higher production tonnages. A single lift would dispense with the requirement for a second extraction level and associated infrastructure, and would result in a reduction in capital expenditures anticipated to be incurred over the life of the mine.
Additional studies will focus on mining beyond Phase 3 of the open pit and at higher mill throughput tonnages than those indicated in the IDP. Production from an estimated 29-year mining life in the open pit, coupled with block-caving operations at Hugo North and Hugo South, could ultimately increase mill throughput into the 200,000 to 250,000 tpd range.
Exploration shaft – Early access to the deep potential of the Hugo North Deposit is important to the financial success of the Oyu Tolgoi Project’s development. In furtherance of this objective, the construction of the headframe, hoisting plant, associated infrastructure and pre-sinking excavation for Shaft #1, a 6.7-metre-diameter exploration shaft, was undertaken in 2005. All surface installations for the shaft were completed by the end of January 2006 including pre-sinking to a depth of 35 metres. As of May 12, 2006, sinking has reached a depth of approximately 200 metres. The sinking of the Shaft #1 to an originally planned depth of 1,340 metres below surface is expected to be completed in late-2007, with underground drifting and drilling occurring in 2007 and 2008.
The sinking of Shaft #1 is being performed by the Redpath Group of North Bay, Ontario, Canada, one of the world’s leading shaft-sinking firms. When completed, Shaft #1 will provide access to the Hugo Dummett deposits and enable the completion of detailed feasibility studies, further resource-delineation drilling and rock-characterization work.
To maximize project value from the high-grade Hugo North Deposit, the Company plans to commence construction of a 10-metre-diameter production/service shaft (“Shaft #2”) as soon as possible. Engineering and geotechnical studies for the construction of Shaft #2 were initiated in 2005, and are ongoing. Geotechnical drilling to identify suitable ground to locate the proposed “Shaft Pillar” continues and is expected to be completed in Q3’06. Construction of the surface works is not expected to commence until the site investigation is completed. Sinking of the shaft is scheduled to commence in early 2007.
Planning associated with the open-pit phase of the project, covering the Southwest open-pit development and the construction of the concentrator and related infrastructures, is well advanced. Major elements or issues yet to be finalized include interim and long-term power, potential rail access and the completion of environmental assessments.
During Q4’05, the consulting engineering firm, Fluor Canada Ltd. (“Fluor”) carried out a strategic planning review of the IDP report, including a strategic

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
assessment of the concentrator facilities development. Following the completion of Fluor’s review, Ivanhoe Mines and Fluor intend to negotiate a definitive agreement providing for the management of the design, procurement and construction for the Oyu Tolgoi Project.
b)	Other Mongolian copper/gold exploration projects.
During Q1’06, Ivanhoe Mines continued its exploration efforts on various Mongolian prospects, including the Kharmagtai project.
c)	Mongolian coal projects.
Nariin Sukhait Coal Project – The Nariin Sukhait Coal Project, covering an area of 3,240 square kilometres, is located 40 kilometres north of the Mongolia-China border and the shipping terminus for a newly constructed 450-kilometre Chinese rail line. A railway line to the Nariin Sukhait Coal Project from the Mongolia-China border is being evaluated. Engineering mine plans and a detailed Environmental Impact Assessment are being completed in preparation for the application for a mining licence.
In Q1’06, the Company also announced the results of an updated resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. Total coal resources contained in two separate fields, the South-East Field and the West Field, were estimated at 124.0 million tonnes of Measured plus Indicated resources (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources) and an additional Inferred resource of approximately 33.8 million tonnes. The new estimate was independently prepared by Norwest Corporation of Salt Lake City, Utah, pursuant to Canada’s National Instrument 43-101. Details of the classification, estimation and reporting of coal resources are contained in Ivanhoe’s February 14, 2006, news release. Steven B. Kerr, Senior Geologist with Norwest Corporation, a qualified person, reviewed and approved the technical and scientific information in the release.

		In Place Resources
		(Tonnes Million)
				Measured
ASTM				and
Category	Fields	Measured	Indicated	Indicated	Inferred

High Volatile Bituminous	South-East Field	38.8	13.8	52.6	12.4

High Volatile Bituminous	West Field	40.7	30.7	71.4	21.4

	Total	79.5	44.5	124.0	33.8

The results, which were delineated by a total of 212 drill holes, support the Company’s current geological model for surface open-pit deposits that are amenable to near-term production. Ten coal seams have been identified with an estimated combined total thickness for the coal-bearing sequence of approximately 1,370 metres and a coal thickness ranging from 68 metres to 250

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
metres. To date, exploration efforts have been focused on identifying resources in seams above, and including, the No. 5 Seam – the thickest seam within the coal-bearing sequence.
Extensive laboratory testing has been performed to determine the quality of the coal at Nariin Sukhait. Proximate and thermal testing has been completed on samples obtained from 35 core holes and 45 reverse-circulation drill holes, washability tests were completed for samples from 26 drill holes and metallurgical tests were completed for samples from 21 drill holes. Following American Society for Testing and Materials standards (“ASTM”), quality testing in both fields ranks the Nariin Sukhait coals as high-volatile bituminous, containing volatiles ranging from 32% to 35% on a dry basis. Also, tests on some of the No. 5 Seam in the West Field categorized the coal as high-rank, low-ash, low-sulphur coal suitable for producing a high-volatile metallurgical blend.
Ivanhoe Mines plans to complete a mining study on the Nariin Sukhait Coal Project some time in the current quarter. A potential annual throughput of 4 million tonnes of coal is currently being evaluated by Ivanhoe Mines and its independent consultants. Annual production is anticipated to yield thermal coal for power generation and coal products used by the steel industry, including coal used in the pulverized coal injection process and metallurgical (coking) blends. Discussions with potential Chinese customers interested in coal supply from Nariin Sukhait are ongoing.
Tsagaan Tolgoi Coal Project – The Project, discovered by Ivanhoe Mines, is located approximately 100 kilometres west of the Oyu Tolgoi Project. Significant coal thicknesses were encountered along a strike length of six kilometres as a result of deep trenching efforts and a drilling program, which included a total of 46 drill holes. However, due to the wide spacing of the drill holes, an estimate of coal resources cannot be made at this time. Further drilling will be completed in 2006 with the objective of delineating sufficient thermal coal resources to support the preparation of an initial study on the development a major, long-life, coal-fired generating capacity to supply electricity to the Oyu Tolgoi Project and the residents of the sparsely populated southern part of Mongolia.
On April 26, 2006, the Company announced its plans to vend its Mongolian coal division into Asia Gold in exchange for a majority ownership of Asia Gold. The transaction would result in Ivanhoe Mines owning approximately 91.4% of the issued and outstanding common shares of Asia Gold. As part of the transaction, Ivanhoe Mines has agreed to extend an interim working line of credit to Asia Gold of $10 million. The transaction is subject to the signing of a definitive agreement, regulatory approvals and the approval of Asia Gold’s minority shareholders.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
d)	Other
i) Kazakhstan: Bakyrchik Project.
The rise in the gold price, from $520 per ounce at the beginning of 2006 to $715 per ounce currently, has the potential to significantly improve the economics of this project. In Q1’06, discussions were held between representatives from the Company and various Kazakhstan government authorities on the current status and future prospects of the Bakyrchik Project. Ivanhoe Mines reached a satisfactory agreement with the Kazakhstan government authorities in Q1’06, extending the Project exploration licences for five years. The Company has received a similar five-year extension for its investment commitment for the project which, subject to the finalization of certain documentation, may allow the Company to advance the project to commercial production following an aggressive schedule.
ii) China: Jinshan Gold Mines Inc. (“Jinshan”).
On January 19, 2006, Jinshan announced results of its 217 Project drilling campaign, which consisted of 20 diamond drill holes totalling 4,630 metres. Jinshan’s current plans are to incorporate these drill-hole results in a updated resource estimate early in Q2’06 and to complete the final feasibility study on 217 Project as soon as possible thereafter.
On April 24, 2006, Jinshan Gold Mines Inc. announced the completion of the final feasibility study for its Project 217 open-pit gold mine in Inner Mongolia, China. The study indicates that the mine would be capable of producing approximately 117,000 ounces of gold per year for an initial mine life of approximately nine years at an average cash cost of approximately $253 per ounce. The feasibility study estimates total Proven and Probable open-pit reserves at 66.7 million tonnes averaging 0.75 gram per tonne gold, containing approximately 1.2 million ounces of recovered gold. Details of the study, which was prepared by KD Engineering of Tucson, Arizona, pursuant to Canada’s National Instrument 43-101, are contained in Jinshan’s April 24, 2006, news release. Joseph Keane, President of KD Engineering, and Mario E. Rossi, of GeoSystems International Inc., and John Nilsson, of Vancouver, Canada, qualified persons, supervised the preparation of the technical and scientific information contained in the release.
iii) Australia: Cloncurry
The Cloncurry Project, covering an area of more than 1,450 square kilometres, was acquired in September 2003. Since its acquisition, Ivanhoe Mines has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities.
On April 18, 2006, the Company announced a 5,000-metre drill program with the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
intent to focus on the strongest combined anomalies identified from the recently completed geophysical program and previous copper and gold soil anomalies on the Amethyst Castle Project and the Three Amigos Project.
Amethyst Castle copper, gold and uranium Project – The Amethyst Castle Project is considered to be an Iron Oxide Copper-Gold-Uranium (“IOCG”) mineralized system. In Q1’06, Ivanhoe Mines completed a geophysical program over a 2.5-kilometere by 2.0 kilometre grid, followed by a dipole-dipole Induced Polarization (“IP”) survey over a 1.5-kilometre by 1.0-kilometre grid. The IP survey lines will be extended to investigate additional anomalies on three sides of the grid. The magnetic survey results established the potential for significant near-surface mineralization to the depth of the IP response.
Three Amigos copper gold Project – The Three Amigos Project is located approximately 700 metres south of the Amethyst Castle Project. Soil samplings’ assay results confirmed the presence of moderately to highly anomalous gold, copper and cobalt. The presence of anomalous copper, gold and cobalt could suggest similarities to Amethyst Castle or an extension of Amethyst Castle to the south.
B) INVESTMENT IN JOINT VENTURE
MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Three month period ended March 31,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2006	2005	(decrease)	2006	2005	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	2,127	3,616	(41%)
Tonnes of ore to heap	Tonnes (000’s)	1,888	2,444	(23%)
Ore grade	CuCN %	0.49%	0.62%	(21%)
Strip ratio	Waste/Ore	0.33	0.40	(18%)
Cathode production	Tonnes	3,285	9,603	(66%)	1,643	4,802	(66%)
Tonnage sold	Tonnes	3,852	9,339	(59%)	1,926	4,670	(59%)
Average sale price received	US$/pound				$ 2.72	$ 1.60	70%
Sales	US$(000)				11,036	15,144	(27%)
Cost of operations	US$(000)				6,222	4,057	53%
Operating profit	US$(000)				3,571	9,456	(62%)
Cost of operations	US$/pound				$ 1.47	$ 0.39	272%

(1)	Includes ore and waste material
Copper prices on the London Metal Exchange averaged $2.24 per pound in Q1’06, compared to $1.48 per pound in Q1’05, representing an increase of 51%. Total mine’s copper cathode production in Q1’06 totalled 3,285 tonnes, representing a decrease of 66% over Q1’05.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The Monywa Copper Project began a planned, annual two-and-a-half week service shut down on February 24, 2006. This was expected to be a routine interruption in production to permit changes to be made to the SX-EW cathode copper plant and to complete work to improve the efficiency of the use of reagents. Around the same time, Myanmar experienced a temporary shortage of diesel fuel, which lasted three weeks. MICCL also experienced a delay in the receipt of approvals needed to receive and transport production chemicals to the Monywa mine. As a result, MICCL extended the service shutdown period an additional two-and-a-half weeks. The mine resumed normal operations on April 2, 2006. Based on the most recent annual budget starting on April 1, 2006, cathode copper production is estimated to average 2,000 tonnes per month.
Mine operations were affected by a shortage of trucking capacity caused by delays in obtaining the necessary import permits. Total tonnage moved in Q1’06 decreased by 41% compared to Q1’05. Total cathode production in Q1’06 decreased by 66% due to the lower tonnage moved, combined with a 21% decrease in copper grade.
During Q1’06, operating cash costs decreased by approximately 30% compared to Q1’05. The decrease in operating cash costs is mainly attributed to decreases in power (-46%), chemicals (-76%) and other operating supplies (-6%). This decrease in mine operating costs was offset by a $10.8 million charge ($5.4 million net to the Company), representing a reduction in the recoverable quantities of metal contained within the heaps, that caused the operating unit cost per tonne to increase by 272% during the quarter.
At the end of Q1’06, the S&K Mine had $52.6 million in cash.
Investment in joint venture. In Q1’05 the Company announced its intention to expand, in a series of incremental steps, the mine’s production capacity to a target of 200,000 tonnes per annum. Various mining equipment was ordered at that time to increase the annual copper cathode capacity to 50,000 tonnes per annum by mid-2006 as part of the expansion program.
Several unresolved factors may potentially have a negative impact on the operations of the mine for 2006 and future years.
➢	The mine has yet not been able to obtain from the Myanmar authorities the necessary import permits for its previously ordered mining equipment. The equipment is currently off-shore, awaiting approval for delivery. The Company does not know if or when import permits will be granted for the importation of the necessary mining equipment. The Company has received recent verbal assurances from its joint venture partner that the necessary documentation is nearing finalization. The increase in mining capacity will allow waste stripping for the Sabetaung deposit and assist in the future development of the Kysingtaung and Letpadaung deposits. Without a substantial increase in mining capacity it is doubtful whether these two deposits can be economically developed.

➢	In Q1 ’06, the Company maintained a dialogue with the Myanmar tax authorities regarding the applicability of the commercial tax.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
In accordance with its accounting policies, as described in note 2 of its audited consolidated financial statements at December 31, 2005, the Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying value of an asset might have been impaired. The Company intends to engage in discussions with its joint venture partner and with the relevant Myanmar government authorities with a view to satisfactorily resolving these issues. If these issues cannot be satisfactorily resolved in a timely manner, the Company may, as part of a future review of the carrying value of its assets, be required to reflect a significant impairment of, and reduce on its financial statements, the carrying value of its investment in the S&K Mine.
C) DISCONTINUED OPERATIONS
Savage River Mine, Tasmania
In Q1’06 the Company received a total of $34.7 million, which included $6.7 million representing principal and accrued interest repayment of the final tranche of the $21.5 million guaranteed cash payments and $28 million representing the first contingent annual payment covering the period from April 1, 2005 to March 31, 2006. Based on 2005 iron ore pellet prices and actual sales volumes for Q1’06, the Company accrued $7.9 million in income from the mine.
The iron ore industry’s negotiations to set the 2006 benchmark price for iron ore pellet prices are still ongoing. Iron ore pellet prices for the period from April 1, 2006 to March 31, 2007 are currently forecasted to increase. The Savage River sale agreement provides for escalated contingent premiums based on iron ore pellet annual prices. In 2006, if pellet prices were to equal or exceed $80 per tonne – an increase of approximately 13% over 2005 prices – the Company would receive the maximum premium agreed under the Savage River sale agreement equivalent to $16.50 per tonne.
D) ADMINISTRATIVE AND OTHER
General and administrative. The $6.2 million increase in general and administrative expenditures in Q1’06 was due to a $6.4 million increase in stock-based compensation charges.
Gain on sale of other mineral property rights. The $2.7 million gain on sale of other mineral property rights represents the proceeds received in Q1’06 from the sale of various Vietnamese property interests.
Share Capital - At May 12, 2006, the Company had a total of 335.2 million common shares and the following purchase warrants outstanding:

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Share purchase			Total number of
warrants outstanding	Maturity date	Exercise price	shares to be issued

5.76 million (1)(2)	February 15, 2007	$8.68 per share	0.576 million

(1)	Each 10 warrants entitle the holder to acquire one common share.

(2)	In 2006, the expiry date was extended from February 2006 to February 2007.
At May 12, 2006, the Company had a total of approximately 13.1 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$8.73. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.60 to Cdn$12.70 per share.
CASH RESOURCES AND LIQUIDITY
At March 31, 2006, consolidated working capital was $99.8 million, including cash of $94.2 million, compared with working capital of $127.6 million and cash of $101.7 million at December 31, 2005.
Operating activities. The $36.2 million of cash used in operating activities from continuing operations in Q1’06 primarily was the result of $27.0 million in exploration expenditures, general and administration costs of approximately $3.1 million and $6.2 million net outlays in working capital items.
Investing activities. In Q1’06, $26.6 million was received from investing activities, mainly consisting of $34.5 million received from the sale of discontinued operations, $2.7 million received from the sale of certain Vietnamese mineral property interests, less $10.3 million invested in property plant and equipment acquisitions.
Financing activities. Financing activities of $2.4 million in Q1’06 represents the proceeds received from the exercise of stock options.
The bulk of the Company’s expenditures are of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. Ivanhoe Mines’ cash resources are considered sufficient to maintain the Company’s minimum level of activities for the next twelve months. On April 25, 2006, Ivanhoe Mines completed a financing that consisted of 18.4 million common shares at a price of $9.08 per common share (Cdn$10.28), representing an aggregate amount of $167.2 million (Cdn$189.2 million) The net proceeds of the offering are intended to be used to further the development of various Mongolian projects, including the Oyu Tolgoi Project.
Following the release on February 1, 2006 of the Minproc’s open-pit reserve estimate in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits. As well, the Company is pursuing a number of initiatives that, if consummated, would raise capital.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
However, there can be no assurance that the Company will be able to obtain project financing or otherwise raise capital before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more currently anticipated sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for 2006 and thereafter.
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for 2006 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of March 31, 2006, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2005.
At the end of March 2006, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
policies and the estimates derived therefrom identified as being critical are substantially unchanged form those disclosed in its MD&A for the year ended December 31, 2005.
On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS no. 123, “Accounting for Stock-Based Compensation”.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2005.
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions in Q1’06 are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2005.
CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the Annual information form of the Company for the year ended December 31, 2005 and other continuous disclosure documents file by the Company since January 1, 2006 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.
Cautionary Note to United States Investors concerning estimates of Measured, Indicated and Inferred Resources:
The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: May 12, 2006

“Robert M. Friedland” Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: May 12, 2006

“Peter Meredith” Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.

May 12, 2006
IVANHOE MINES ANNOUNCES Q1 2006 RESULTS
Singapore — Ivanhoe Mines today announced its results for the first-quarter of 2006. (All figures are in US dollars unless otherwise stated). The Company recorded a net loss of $23.2 million (or $0.07 per share) for the first quarter of 2006 compared to a net loss of $8.5 million (or $0.03 per share) in Q1’05. The increase in the loss from 2005 to 2006 is primarily due to a $3.2 million decrease in income from our joint venture, a $7.7 million decrease in income from the sale of discontinued operations and a $6.4 million increase in stock compensation expense.
Total exploration and development expenditures capitalized in Q1’06 totalled approximately $10.3 million, compared to $2.3 million in Q1’05. In Q1’06, Ivanhoe Mines expensed $27.0 million in exploration and development activities, compared to $24.4 million in Q1’05. The majority of the $27.0 million was spent on Ivanhoe Mines’ Mongolian properties ($22.6 million compared to $21.2 million in Q1’05). Approximately $17.0 million, or 75%, of the $22.6 million was spent on the Oyu Tolgoi Project and various coal exploration activities in the South Gobi region of Mongolia. The remaining 25% was mainly spent on the Kharmagtai project, regional reconnaissance, licence holding fees and general, in-country administrative charges.
At March 31, 2006, consolidated working capital was $99.8 million, including cash of $94.2 million, compared with working capital of $127.6 million and cash of $101.7 million at December 31, 2005.
On April 25, 2006, Ivanhoe Mines completed a financing that consisted of 18.4 million common shares at a price of $9.08 per common share (Cdn$10.28), representing an aggregate amount of $167.2 million (Cdn$189.2 million).
Highlights:
Mongolia, Oyu Tolgoi Copper and Gold Project
Integrated Development Plan — During the quarter, the construction of the headframe, hoisting plant, associated infrastructure and pre-sinking excavation for Shaft #1, a 6.7-metre-diameter exploration shaft, was completed. This infrastructure will allow the Company to access the deep potential of the Hugo North deposit as it moves forward in the development of the Oyu Tolgoi Project. As of May 12, 2006, the shaft had reached a depth of approximately 200 metres below surface.
Mine planning update — Recent drilling and mine planning initiatives suggest that alternative approaches to the mine schedule may yield higher returns and/or lower the risk associated with the initial mine’s Integrated Development Plan (IDP). Studies are ongoing into applying a sub-level-cave mining method to a high-grade zone located in the shallowest part of the southern end of the Hugo North deposit and analyzing the possibility of starting underground mining earlier than previously contemplated. Under the scenario being analyzed, future production from this shallow zone would reach an estimated 15,000 tonnes per day in the third year of the project life and would extend for a minimum period of five years until the large deep block-cave begins on the Hugo North deposit.
Additional studies planned for later this year will focus on increasing the open pit life, ultimate underground production and milling throughput tonnages beyond the 140,000 tonnes per day reported in the IDP. Management anticipates that production from an estimated 29-year mining life in the open

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pit, coupled with block-caving operations at Hugo North and Hugo South, could ultimately increase mill throughput into the 200,000 to 250,000 tonnes per day range.
Reserve and resource estimates — During the quarter, the Company announced reserve estimates for the open-pit southern part of the Oyu Tolgoi Project and provided an updated resource estimate, which incorporated drilling results from the Ivanhoe-Entrée property up to January 13, 2006.
Stability Agreement — In March 2006, a delegation of Ivanhoe Mines’ senior management met with leaders and senior officials of the Government of Mongolia and presented a series of investment-related initiatives aimed at facilitating the completion of the Special Stability Agreement. The meetings coincided with a series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of a stability agreement with Ivanhoe Mines and to maintaining a positive environment for foreign investment.
Based on these developments, Ivanhoe Mines’ senior management is optimistic that the Special Stability Agreement can be concluded successfully within a timeframe that will not unduly delay the development of the Oyu Tolgoi Project.
Other Projects
Kazakhstan: Bakyrchik Project — The rise in the gold price, from $520 per ounce at the beginning of 2006 to $715 per ounce currently, has the potential to significantly improve the economics of this project. In Q1’06, discussions were held between representatives from the Company and various Kazakhstan government authorities on the current status and future prospects of the Bakyrchik Project.
Ivanhoe Mines reached a satisfactory agreement with the Kazakhstan government authorities in Q1’06, extending the Project exploration licences for five years. The Company has received a similar five-year extension for its investment commitment for the project which, subject to the finalization of certain documentation, may allow the Company to advance the project to commercial production following an aggressive schedule.
Jinshan Gold Mines— On April 24, 2006, Jinshan Gold Mines Inc. announced the completion of the final feasibility study for its Project 217 open-pit gold mine in Inner Mongolia, China. The study indicates that the mine would be capable of producing approximately 117,000 ounces of gold per year for an initial mine life of approximately nine years at an average cash cost of approximately $253 per ounce. The feasibility study estimates total Proven and Probable open-pit reserves at 66.7 million tonnes averaging 0.75 grams per tonne gold, containing approximately 1.2 million ounces of recovered gold. Details of the study, which was prepared by KD Engineering of Tucson, Arizona, pursuant to Canada’s National Instrument 43-101, are contained in Jinshan’s April 24, 2006, news release. Joseph Keane, President of KD Engineering, and Mario E. Rossi, of GeoSystems International Inc., and John Nilsson, of Vancouver, Canada, qualified persons, supervised the preparation of the technical and scientific information contained in the release.
Mongolia Coal — In Q1’06, the Company also announced the results of an updated resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. Total coal resources contained in two separate fields, the South-East Field and the West Field, were estimated at 124.0 million tonnes of Measured plus Indicated resources (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources) and an additional Inferred resource of approximately 33.8 million tonnes. The new estimate was independently prepared by Norwest Corporation of Salt Lake City, Utah, pursuant to Canada’s National Instrument 43-101. Details of the classification, estimation and reporting of coal resources are contained in Ivanhoe’s February 14, 2006, news release. Steven

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B. Kerr, Senior Geologist with Norwest Corporation, a qualified person, reviewed and approved the technical and scientific information in the release.
On April 26, 2006, the Company announced its plans to transfer its Mongolian coal division into Asia Gold in exchange for approximately 82.6 million common shares of Asia Gold. The transaction, once completed, will result in Ivanhoe Mines owning approximately 91.4% of the issued and outstanding common shares of Asia Gold. As part of the transaction, Ivanhoe Mines has agreed to extend an interim working line of credit to Asia Gold of $10 million. The transaction is subject to the signing of a definitive agreement, regulatory approvals and the approval of Asia Gold’s minority shareholders.
Australia: Cloncurry Project —The Cloncurry Project, covering an area of more than 1,450 square kilometres, was acquired in September 2003. Since its acquisition, Ivanhoe Mines has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities.
On April 18, 2006, the Company announced a 5,000-metre drill program with the intent to focus on the strongest combined anomalies identified from the recently completed geophysical program and previous copper and gold soil anomalies on the Amethyst Castle Project and the Three Amigos Project.
Australia: Sale of Savage River Iron Ore Mine — In Q1’06 the Company received a total of $34.7 million, which included $6.7 million representing principal and accrued interest repayment of the final tranche of the $21.5 million guaranteed cash payments, as well as $28.0 million representing the first contingent annual payment.
The Iron ore industry’s negotiations to set the 2006 benchmark price for iron ore pellet prices are still ongoing. Iron ore pellet prices for the period from April 1, 2006 to March 31, 2007 are currently forecasted to increase over 2005 prices. The Savage River sale agreement provides for escalated contingent premiums based on iron ore pellet annual prices. In 2006, if pellet prices were to equal or exceed $80 per tonne, an increase of approximately 13% over 2005 prices, the Company would receive the maximum premium agreed under the Savage River sale agreement equivalent to $16.50 per tonne.
Ivanhoe’s results for the first three months of 2006 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

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SELECTED QUARTERLY DATA

	Quarter ended
	Mar 31	Dec 31	Sept 30	Jun 30
(Expressed in millions of U.S. dollars, except per share amounts)	2006	2005	2005	2005

Exploration expenses	(27.0)	(40.1)	(28.9)	(33.8)
General and administrative	(11.0)	(5.8)	(7.3)	(5.9)
Share of income from joint venture	4.5	(0.5)	8.0	7.8
(Loss) gain on foreign exchange	(0.2)	(0.4)	7.1	1.7
Net (loss) from continuing operations	(31.1)	(49.8)	(20.6)	(31.1)
Net income from discontinued operations	7.9	7.9	6.4	5.9
Net (loss)	(23.2)	(41.8)	(14.3)	(25.2)
Net (loss) income per share
Continuing operation	(0.10)	(0.16)	(0.07)	(0.10)
Discontinued operations	0.03	0.03	0.02	0.02

Total	(0.07)	(0.13)	(0.05)	(0.08)

	Mar 31	Dec 31	Sept 30	Jun 30
	2005	2004	2004	2004

Exploration expenses	(24.4)	(24.2)	(28.5)	(24.8)
General and administrative	(4.8)	(6.2)	(6.0)	(4.8)
Share of income from joint venture	7.7	6.5	4.6	6.1
(Loss) gain on foreign exchange	(0.6)	3.5	4.2	(1.4)
Net (loss) from continuing operations	(24.2)	(26.6)	(25.5)	(23.1)
Net income from discontinued operations	15.7	9.5	0.7	2.2
Net (loss)	(8.5)	(17.1)	(24.8)	(21.0)
Net (loss) income per share
Continuing operation	(0.08)	(0.08)	(0.09)	(0.09)
Discontinued operations	0.05	0.03	0.00	0.01

Total	(0.03)	(0.05)	(0.09)	(0.08)

     Ivanhoe shares are listed on the Toronto and New York stock exchanges and NASDAQ under the symbol IVN.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of the planned development and engineering at the Oyu Tolgoi project, statements concerning the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for a stability agreement in respect of the Oyu Tolgoi project, statements relating to future, contingent payments for the sale of Savage River mine, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.